Rogue Baron Plc

78 Pall Mall

St. James’s

London, England, SW1Y 5ES

United Kingdom

July 7, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Rogue Baron Plc
Request to Withdraw Registration Statement on Form F-1
Filed September 5, 2024
File No. 333-280801

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Rogue Baron Plc (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form F-1 (File No. 333-280801), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold. The Registrant has decided not to pursue the registration due to the timing considerations related to other of the Registrant’s current active matters.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Registrant, at (940) 367-6154, with any questions relating to this matter.

Very truly yours,

/s/ Hamish Harris

Hamish Harris

Chief Executive Officer